UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Closes Offering of US$400 Million Convertible Senior Notes
     XINYU CITY, China and SUNNYVALE, Calif., April 15, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), announced today the closing of the offering of $400 million of 4.75% Convertible Senior Notes due 2013 pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”). The offering closed on April 15, 2008.
     The convertible senior notes and LDK Solar’s ordinary shares represented by the ADSs issuable upon conversion of the notes have not been registered under the Securities Act or the securities laws of any other jurisdiction. LDK Solar will file a shelf registration statement for resale of the notes and LDK Solar ordinary shares represented by the ADSs issuable upon conversion of the notes and use its reasonable best efforts to cause such registration statement to become effective under the Securities Act by the 180th day after the notes are issued. Unless they are registered, these notes may be offered or sold only in transactions that are exempt from registration under the Securities Act and the securities laws of any other jurisdiction.
     This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. Any offers of the securities will be made only by means of a private offering memorandum. The sale of the notes and the American depositary shares issuable upon conversion have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance LDK Solar’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of LDK Solar; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; LDK Solar’s ability to protect its proprietary information; general economic and business conditions; the volatility of LDK Solar’s operating results and financial condition; LDK Solar’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry. These statements are based upon information available to LDK Solar’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: April 16, 2008

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